EXHIBIT 5.E.

EXPENSES

     Expenses, other than underwriting discounts and commissions, payable by JFM in connection with the issuance and sale of the Bonds are estimated as follows (yen amounts have been translated into U.S. dollar amounts using the exchange rate of JP¥ 119.80 = US$1.00 the noon buying rate for yen on May 9, 2007, as reported by the Federal Reserve Bank of New York):

Securities and Exchange Commission registration fee	$30,602
Fiscal Agent’s fee, including printing and engraving Bonds	231,400
Printing expenses	26,500
Legal fees and expenses	208,440
Miscellaneous, including reimbursement in lieu of Underwriters’ Expenses	176,532

Total	$673,474